EXHIBIT 12
PILGRIM'S PRIDE CORPORATION
COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

	Twenty-Six Weeks Ended
	June 29, 2014	June 30, 2013
	(In thousands)
Earnings:
Income from continuing operations before income taxes	$439,871	$263,657
Add: Total fixed charges (see below)	36,163	49,416
Less: Interest capitalized	1,070	541
Total earnings	$474,964	$312,532

Fixed charges:
Interest(a)	$35,105	$48,328
Portion of noncancelable lease expense representative of interest factor(b)	1,058	1,088
Total fixed charges	$36,163	$49,416

Ratio of earnings to fixed charges	13.13	6.32

(a)    Interest includes amortization of capitalized financing fees.
(b)    One-third of noncancellable lease expense is assumed to be representative of the interest factor.